

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Wouter W. Latour M.D.
Chief Executive Officer
Vaxart, Inc.
290 Utah Ave., Suite 200
South San Francisco, CA 94080

   Re: **Vaxart, Inc.**
      Form 10-Q for the quarterly period ended September 30, 2019
      Exhibit No. 10.1 - Manufacturing Services Agreement dated July 17, 2019, by and
      between Vaxart, Inc. and Lonza Houston, Inc.
      Filed November 12, 2019
      File No. 001-35285

Dear Dr. Latour:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

         Sincerely,

         Division of Corporation Finance